Denarii Resources Inc 711 S. Carson Street, Ste 4 Carson City, Nevada 89701

March 07, 2011

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Attn: Mark C. Shannon
Branch Chief

James Giugliano
Staff Accountant

RE:   Denarii Resources 1nc.
        Form 10-K for Fiscal Year Ended December 31, 2009
        Filed April15, 2010
        Form 1O-Q/A for Fiscal Quarter Ended March 31, 2010
        Filed June 1, 2010
        Form 1O-Q for Fiscal Quarter- Ended June 30, 2010
        Filed August 26, 2010
        Response Letter Dated November 1, 2010
        Form 10-K/A for Fiscal Year Ended December 31. 2009
        Filed November 1, 2010
        File No. 000-53389

To Whom It May Concern:

On behalf of Denarii Resources Inc., a Nevada corporation (the “Company”), this letter is in response to the letter from the Securities and Exchange Commission dated November 04, 2010

In accordance with the staff’s comments, our Form 10K/A for Fiscal Year Ended December 31, 2009 has been amended to include a report from our independent registered public accounting firm.

We confirm that the cover page of our future 10-Q filings will include all the information required by Form 10-Q.

The Company’s amended Form 10-K/A for fiscal year ended December 31, 2009 has been filed and includes all requested information regarding our McNab Molybdenum Property.

Sincerely,

DENARII RESOURCES, INC.

Dr. Stewart Jackson, President